December 10, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (973) 496-5080

Mr. Ronald L. Nelson
Chief Executive Officer
Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, New Jersey 07054

>   **Re: Avis Budget Group, Inc.**
>   **Definitive 14A**
>   **Filed April 4, 2007**
>   **File No. 001-10308**

Dear Mr. Nelson:

We have reviewed your response letter dated October 26, 2007 and have the following comments. Please respond to our comments by December 21, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. While we note your response to prior comment 3, we re-issue the comment in part. Please confirm that you will identify the benchmark companies for total cash compensation and total direct compensation. To the extent that you do not know the identity of your benchmark companies, please confirm that you will explain in future filings why their identities are unknown.

2. While we note your responses to prior comments 6 and 7, the causal connection between the disclosure of your performance targets and any competitive harm is not clear. If you believe that your performance targets may be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of this conclusion. We request that you address, with greater specificity, how the disclosure of performance targets might be expected to affect the particular business decisions of your competitors and, in so doing, place you at a competitive disadvantage. Refer to Instruction 4 of Item 402(b) of Regulation S-K.   Please refer to prior comment 6 for additional guidance, as appropriate.

3. We note your response to prior comment 8, however, we re-issue the prior comment. In future filings, please provide additional detail and analysis of how individual performance contributed to the compensation of each named executive officer. Please confirm that you will provide individualized discussions for each named executive officer.

4. While we note your response to prior comment 9, we request that your disclosure in future filings include a more detailed discussion of the material differences in total compensation (and each element of compensation, as applicable) payable to the named executive officers.   As a part of that discussion, please explain why you believe it is appropriate that Mr. Nelson's compensation is a multiple of the compensation payable to other named executive officers. Please confirm that you will comply with prior comment 9 in your future filings.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor